SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 23, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	June 23, 2006

TAM obtains prime time slots in Heathrow airport in London

São Paulo, June 23, 2006 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline company, will start a daily flight to London, as of October 28th, landing at Heathrow’s airport, the main entrance to the United Kingdom. The frequency will be offered prime time, ensuring greater comfort and convenience to passengers, mainly to business travelers. It will depart from Guarulhos airport (São Paulo) at night, arriving in Heathrow in the afternoon. The return will also be at night, landing in São Paulo early in the morning. Such a schedule will allow immediate connections not only to TAM’s large domestic network, but also to other locations from London.

The authorization for TAM to operate the seven weekly frequencies between Brazil and London was granted by the Brazilian Civil Aviation Agency (ANAC) in April and this week the Airport Coordination Limited (ACL), authority responsible for slots allocation in the United Kingdom, released the slots to Heathrow airport. The new flight will be operated by the modern Airbus A330-200, with three classes (Economic, Executive and First). This will be TAM’s second destination in Europe, as the company already offers two daily flights to Paris.

In the international segment, TAM operates daily frequencies in its direct flight to New York, currently departing from Galeão International Airport, in Rio de Janeiro, with a stop in Guarulhos airport and landing in Terminal 4 of John Fitzgerald Kennedy (JFK) Airport.

The company has also started a daily flight connecting Manaus to Miami. The flight departs from Fortaleza, with a stop in Belém and Manaus, and enables a connection with the Brasilia hub. With this new line, TAM starts flying directly to Miami three times a day, twice from Guarulhos and, now, once from Manaus. Weekly, one of the flights departing from Guarulhos stops in Salvador.

In South America, TAM operates six direct frequencies to Buenos Aires, Argentina, departing from five major airports in Brazil, and one weekly flight to Santiago, Chile. TAM Mercosur, flies to six other destinations: Assuncion and Ciudad del Este (Paraguay), Montevidéo and Punta del Este (Uruguay), and Santa Cruz de la Sierra and Cochabamba (Bolívia). The company also has a daily flight to Lima, Peru, through a code-share operation with Taca.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

TAM (www.tam.com.br) has been a leader in the Brazilian domestic market for more than two years, and had a 45.6% market share at the end of May 2006. TAM operates regular flights to 46 destinations throughout Brazil. It serves 71 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has 3.0 million subscribers and has awarded more than 3.3 million tickets.

Provision on future information:
This notice may contain estimates for future events. Such estimates merely reflect the expectations of the Company’s management, and involve risks or uncertainties that may or may not have been predicted. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.